Exhibit 99.1

Obsidian Energy Provides Additional Details to Proposed

Long Term Incentive Plan Amendments

CALGARY, July 13, 2020 /CNW/ - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX - OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is providing additional details to the proposed Long Term Incentive (“LTI”) plan amendments to be voted on by shareholders at the July 30, 2020 Annual General Meeting (the “AGM”). The Company’s LTI plan amendments are to the Restricted & Performance Share Unit Plan and the Stock Option Plan.

In connection with the June 30, 2020 mailing of the management information circular and proxy statement (the “Circular”) in connection with our AGM, and in response to a number of investor questions relating to the proposed amendments to the LTI plan which will be voted on at the AGM, the Company is providing incremental information in the form of a presentation deck which has been posted on the Obsidian Energy website to help shareholders better understand the objectives and features of the proposed LTI plan amendments. The proposed amendments to the two plans have been prepared in collaboration with the Company’s compensation consultant Mercer (Canada) Ltd., with a focus on creating an LTI program that is both competitive with that of Obsidian Energy’s peers, and aligned with shareholder interests via the issuance of performance share units and stock options – the value of which are contingent on the future performance of Obsidian Energy’s shares on both an absolute and relative to peers basis.

Supporting Document

For further information on this issue, please see the detailed description of the amendments found in the Circular. In addition, as noted above, the Company has also posted a presentation deck which can be found on its website www.obsidianenergy.com, to provide further detail and clarification on this matter. All interested shareholders are encouraged to refer to this document for more information and contact investor relations via email at investor_relations@obsidianenergy.com for any further questions.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the date of our AGM and when the voting will occur for such AGM; and that the amendments create an LTI program that is both competitive with that of Obsidian Energy’s peers, and aligned with shareholder interests via the issuance of performance share units and stock options – the value of which are contingent on the future performance of Obsidian Energy’s shares on both an absolute and relative to peers basis.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

OBSIDIAN ENERGY: Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com